SIGNATURES
EXHIBIT INDEX
Press Release

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006.

DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........
Enclosed is Domtar Inc.’s Press Release related to its Interim Unaudited Consolidated Financial Statements for the period ended March 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: April 27, 2006.	By	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
April 27, 2006
EXHIBIT INDEX

Exhibit No.	Description

99.1	Domtar Inc.’s Press Release related to its Interim Unaudited Consolidated Financial Statements for the period ended March 31, 2006.